EXHIBIT 21

Subsidiaries of Brainstorm Cell Therapeutics Inc.

Subsidiary	Jurisdiction of Incorporation
BrainStorm Cell Therapeutics Ltd.	Israel
Advanced Cell Therapies Ltd.*	Israel
BrainStorm Cell Therapeutics UK Ltd.*	United Kingdom
Brainstorm Cell Therapeutics Limited*	Ireland

* Wholly owned subsidiary of BrainStorm Cell Therapeutics Ltd.

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